UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

November 30, 2016

Barclays Bank PLC

(Name of Registrant)

1 Churchill Place

London E14 5HP

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT OF BARCLAYS BANK PLC ON FORM F-3ASR (NO. 333-212571) AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Exhibits are filed herewith in connection with the issuance of the following Global Medium-Term Notes, Series A (collectively, the “Notes”) by Barclays Bank PLC (the “Company”) on date of this report on Form 6-K, pursuant to the Company’s automatic shelf registration statement on Form F-3ASR (No. 333-212571):

$13,295,730 STEP Income Securities® Linked to the Common Stock of Intel Corporation due December 8, 2017

$6,444,720 Capped Leveraged Index Return Notes® Linked to the EURO STOXX 50® Index due January 26, 2018

$21,079,510 Capped Leveraged Index Return Notes® Linked to the S&P® Biotechnology Select Industry® due January 26, 2018

$11,825,380 Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index due December 8, 2017

$3,733,350 Accelerated Return Notes® Linked to a Basket of Seven Common Stocks due January 26, 2018

$26,719,040 AutoCallable Market-Linked Step Up Notes Linked to the Energy Select Sector Index due November 26, 2018

$34,955,970 Accelerated Return Notes® Linked to a Basket of Three Financial Sector Stocks due January 26, 2018

$143,073,590 Accelerated Return Notes® Linked to the S&P 500® Index due January 26, 2018

$29,214,690 AutoCallable Market-Linked Step Up Notes Linked to the S&P 500® Index due December 2, 2019

$15,897,920 Accelerated Return Notes® Linked to an International Equity Index Basket due January 26, 2018

$828,000 Phoenix AutoCallable Notes due November 30, 2018 Linked to the Least Performing Reference Asset of Three Common Stocks

$1,808,000 AutoCallable Notes due November 30, 2018 Linked to the Least Performing Reference Asset of Three Common Stocks

$3,859,000 Phoenix AutoCallable Notes due December 1, 2023 Linked to the Lesser Performing Index of the Russell 2000® Index and the S&P 500® Index

$1,445,000 Callable Contingent Coupon Notes due November 30, 2026 Linked to the Lesser Performing Index of the Russell 2000® Index and the EURO STOXX 50® Index

$5,000,000 Callable Range Accrual Notes due May 31, 2024 Linked to the Performance of the S&P 500® Index

$4,315,000 AutoCallable Notes due November 29, 2019 Linked to the Least Performing Reference Asset of Four Common Stocks

Exhibit No.	Description
5.1	Opinion of Sullivan & Cromwell LLP, U.S. counsel to the Company, with respect to the validity of the Notes under New York law.
5.2	Opinion of Sullivan & Cromwell LLP, English counsel to the Company with respect to the Notes, as to certain matters under English law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

BARCLAYS BANK PLC
(Registrant)

Date: November 30, 2016	By:	/s/ Johnny Wu
Name: Johnny Wu
Title: Managing Director

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